Exhibit 99.1

PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: (819) 363-5100 Fax: (819) 363-5155

Cascades posts significantly improved results in the first quarter

May 14, 2009 – Kingsey Falls, Quebec

(All amounts in this press release are in Canadian dollars unless otherwise indicated.)

•                  Net earnings of $37 million ($0.38 per share) compared to a net loss of $4 million in the first quarter of 2008;

•                  Operating income before depreciation and amortization (EBITDA) excluding specific items of $107 million, highest for a first quarter in Cascades’ history, an increase of  81 % compared to last year and of 11 % compared to the previous quarter;

•                  Net earnings excluding specific items of $21 million ($0.22 per share) compared to a net loss of $9 million in the same period of last year;

•                  169% improvement in cash flow from operations excluding specific items to $70 million;

•                  $14 million gain on purchase of long-term debt (included in specific items);

•                  Current cash availability of approximately $300 million;

•                  Buy-back of approximately 1.1 million shares at an average cost of $2.12 by the Company;

•                  Purchase of more than 630,000 shares by insiders during the quarter;

•                  Start-up of the new sorting facility in April to support the launch of the new blue cart recycling program of the City of Calgary;

•                  Cascades named one of Canada’s greenest employers by Mediacorp.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q1/2009	Q1/2008	Q4/2008
		Note 2	Note 2

Sales	970	959	1,020
Excluding specific items (1)
Operating income before depreciation and amortization (OIBD or EBITDA)	107	59	96
Operating income from continuing operations	53	8	41
Net earnings (loss)	21	(9)	18
per common share	$0.22	$(0.09)	$0.18
Cash flow from operations (adjusted) from continuing operations	70	26	68
per common share	$0.71	$0.26	$0.69
As reported
Operating income before depreciation and amortization (OIBD or EBITDA) (1)	103	45	52
Operating income (loss) from continuing operations	49	(6)	(3)
Net earnings (loss)	37	(4)	(18)
per common share	$0.38	$(0.04)	$(0.19)
Cash flow from operations (adjusted) from continuing operations (1)	68	17	59
per common share (1)	$0.69	$0.17	$0.60

Note 1 - see the supplemental information on non-GAAP measures note.

Note 2 - the 2008 results were restated following the retrospective application of CICA handbook Section 3064

Cascades Inc. (CAS on the Toronto stock exchange), leader in recovery and in green packaging and tissue paper products, announces its financial results for the three months ended March 31, 2009. Operating income before depreciation (OIBD or EBITDA) and net earnings excluding specific items increased significantly to respectively $107 million and $21 million ($0.22 per share) in the first quarter of 2009 compared to $59 million and a net loss of $9 million in the same period in 2008.

Excluding specific items, EBITDA also improved by $11 million in comparison to the previous quarter while net earnings increased by $3 million. This sequential rise constitutes the fourth quarter of consecutive growth in EBITDA.

Including specific items, the operating income before depreciation and net earnings grew respectively to $103 million and $37 million ($0.38 per share) in the first quarter of 2009 compared to $45 million and a net loss of $4 million for the same quarter in 2008.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “During the quarter, we benefited from restructuring initiatives implemented in the past twelve months, from the depreciation of the Canadian dollar and a more favourable variable cost environment. These factors have more than offset the capacity utilization rate of less than 80% in our packaging sector and our EBITDA margin on sales increased from 6% in the first quarter of 2008 to 11% in 2009. Our Tissue Group has continued to perform well and our boxboard operations’ EBITDA almost tripled to $24 million. Since a trough in Q2 2008, this group’s EBITDA has in fact been multiplied by 8.”

Results analysis for the three-month period ended March 31, 2009

In comparison with the same period last year, sales increased 1% to $970 million reflecting the increase in selling prices and the depreciation of the Canadian dollar which have more than offset the 12% drop in shipments.

The operating income from continuing operations amounted to $49 million compared to an operating loss of $6 million last year. When excluding specific items, operating income from continuing operations increased $45 million to $53 million. Despite lower sales volumes, operating results improved mainly due to higher selling prices, lower raw material and energy costs and the depreciation of the Canadian dollar.

The specific items that impacted the operating income in the first quarter of 2009 include a $3 million impairment loss following the announcement of the closure of the Quebec City corrugated box plant and $2 million in other closure and restructuring costs.

Net earnings of $37 million reflect a $14 million gain on purchase of long-term debt at 56% of their nominal value and $6 million in positive income tax adjustment following the change of the Quebec provincial tax rate for investment income.

The net debt remained relatively stable despite a $33 million negative impact of the depreciation of the Canadian dollar on long-term debt. The ratio of net debt to EBITDA excluding specific items in the last twelve months decreased from 5.9x in the fourth quarter of 2008 to 5.1x in the first quarter of 2009.

Near term outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “We expect to benefit from the seasonal pickup in demand in the second quarter and we anticipate that our two main variable costs, recycled fibre and energy, should stay relatively stable. However, we remain cautious in regards to short term business conditions considering the decrease in selling prices for certain of our products in recent months and the potential appreciation of the Canadian dollar.”

Dividend on Common Shares and normal course issuer bid

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid June 12, 2009 to shareholders of record at the close of business on May 29, 2009. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada). In addition, in the first quarter of 2009, in accordance with its normal course issuer bid, Cascades has purchased for cancellation 1,081,200 common shares at an average price of $2.12 per share representing an aggregate amount of approximately $2.3 million.

Supplemental information on non-GAAP measures

Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q1/2009	Q1/2008	Q4/2008
		Note 2	Note 2

Net earnings (loss)	37	(4)	(18)
Net earnings from discontinued operations	—	(19)	—
Non-controlling interest	(1)	1	—
Share of results of significantly influenced companies	(5)	(4)	(2)
Provision for (recovery of) income taxes	5	(9)	(12)
Foreign exchange loss on long-term debt	—	5	4
Gain on purchases of senior notes	(14)	—	—
Interest expense	27	24	25

Operating income (loss)	49	(6)	(3)
Specific items :
Inventory adjustment resulting from business acquisition	—	1	—
Loss on disposal	—	5	—
Impairment loss	3	—	13
Closure and restructuring costs	2	8	10
Unrealized loss (gain) on financial instruments	(1)	—	21
	4	14	44

Operating income - excluding specific items	53	8	41

Depreciation and amortization	54	51	55

Operating income before depreciation and amortization (OIBD) - excluding specific items(1)	107	59	96

Note 1 - also refers to earnings before interests, taxes, depreciation and amortization (EBITDA).

Note 2 - the 2008 results were restated following the retrospective application of CICA handbook Section 3064

Supplemental information on non-GAAP measures (cont’d)

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share (1)
(in millions of Canadian dollars, except amounts per share)	Q1/2009	Q1/2008	Q4/2008	Q1/2009	Q1/2008	Q4/2008
		Note 2	Note 2		Note 2	Note 2

As per GAAP	37	(4)	(18)	$0.38	$(0.04)	$(0.19)
Specific items :
Inventory adjustment resulting from business acquisition	—	1	—	$—	$0.01	$—
Loss on disposal	—	5	—	$—	$0.05	$—
Impairment loss	3	—	13	$0.02	$—	$0.11
Closure and restructuring costs	2	8	10	$0.02	$0.05	$0.07
Unrealized loss (gain) on financial instruments	(1)	—	21	$(0.01)	$—	$0.15
Gain on purchase of senior notes	(14)	—	—	$(0.13)	$—	$—
Foreign exchange loss on long-term debt	—	5	4	$—	$0.04	$0.04
Gain included in discontinued operations	—	(24)	—	$—	$(0.20)	$—
Adjustment of statutory tax rate	(6)	—	—	$(0.06)	$—	$—
Tax effect on specific items	—	—	(12)
	(16)	(5)	36	$(0.16)	$(0.05)	$0.37

Excluding specific items	21	(9)	18	$0.22	$(0.09)	$0.18

Note 1 - specific amounts per share are calculated on an after-tax basis.

Note 2 - the 2008 results were restated following the retrospective application of CICA handbook Section 3064

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations			Cash flow from operations per share
(in millions of Canadian dollars, except amounts per share)	Q1/2009	Q1/2008	Q4/2008	Q1/2009	Q1/2008	Q4/2008

Cash flow provided by operating activities	67	(31)	85
Changes in non-cash working capital components	1	48	(26)
Cash flow (adjusted) from operations	68	17	59	$0.69	$0.17	$0.60
Specific items :
Inventory adjustment resulting from business acquisition	—	1	—	—	$0.01	—
Closure and restructuring costs, net of current income tax	2	8	9	$0.02	$0.08	$0.09

Excluding specific items	70	26	68	$0.71	$0.26	$0.69

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades’ shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

Consolidated Balance Sheets (in millions of Canadian dollars)

	As at March 31,	As at December 31,
	2009	2008
	(unaudited)	(restated)

Assets

Current assets
Cash and cash equivalents	13	11
Accounts receivable	639	657
Inventories	577	580
	1,229	1,248
Property, plant and equipment	2,028	2,030
Intangible assets	139	142
Other assets	318	289
Goodwill	327	321
	4,041	4,030

Liabilities and Shareholders’ Equity

Current liabilities
Bank loans and advances	72	104
Accounts payable and accrued liabilities	569	586
Current portion of long-term debt	39	36
	680	726
Long-term debt	1,707	1,672
Other liabilities	365	377
	2,752	2,775

Commitment and Contingencies
Shareholders’ Equity
Capital stock	510	515
Retained earnings	691	655
Accumulated other comprehensive income	88	85
	1,289	1,255
	4,041	4,030

Consolidated Statements of Earnings (Loss) (in millions of Canadian dollars, except per share amounts) (unaudited)

	For the 3-month periods ended March 31,
	2009	2008
		(restated)

Sales	970	959
Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)	752	805
Depreciation and amortization	54	51
Selling and administrative expenses	108	97
Losses on disposal	—	5
Impairment and other restructuring costs	5	8
Loss (gain) on financial instruments	2	(1)
	921	965
Operating income (loss) from continuing operations	49	(6)

Interest expense	27	24
Gain on purchases of senior notes	(14)	—
Foreign exchange loss on long-term debt	—	5
	36	(35)
Provision for (recovery of) income taxes	5	(9)
Share of results of significantly influenced companies	(5)	(4)
Non-controlling interest	(1)	1
Net earnings (loss) from continuing operations	37	(23)

Net earnings from discontinued operations	—	19

Net earnings (loss) for the period	37	(4)
Basic and diluted net earnings (loss) from continuing operations per common share	$0.38	($0.23)
Basic and diluted net earnings (loss) per common share	$0.38	($0.04)
Weighted average number of common shares outstanding	98,458,747	99,041,800

Consolidated Statements of Shareholders’ Equity (in millions of Canadian dollars) (unaudited)

	For the 3-month period ended March 31, 2009
	Capital stock	Retained earnings	Accumulated other comprehensive income	Shareholders’ Equity

Balance - Beginning of period	515	656	85	1,256
Cumulative impact of accounting changes	—	(1)	—	(1)
Restated balance - Beginning of period	515	655	85	1,255
Comprehensive income:
Net earnings for the period	—	37	—	37
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	5	5
Change in fair value of foreign exchange forward contracts designated as cash flow hedges	—	—	1	1
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	—	—	(3)	(3)
Comprehensive income for the period				40

Dividends	—	(4)	—	(4)
Redemption of common shares	(5)	3	—	(2)
Balance - End of period	510	691	88	1,289

	For the 3-month period ended March 31, 2008
				(restated)
	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ Equity

Balance - Beginning of period	517	728	(43)	1,202
Cumulative impact of accounting changes	—	(1)	—	(1)
Restated balance - Beginning of period	517	727	(43)	1,201
Comprehensive income:
Net loss for the period	—	(4)	—	(4)
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	53	53
Change in fair value of foreign exchange forward contracts designated as cash flow hedges	—	—	(2)	(2)
Change in fair value of interest rate swap agreements designated as cash flow hedges	—	—	(1)	(1)
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	—	—	4	4
Comprehensive income for the period				50

Dividends	—	(4)	—	(4)
Redemption of common shares	(1)	(1)	—	(2)
Balance - End of period	516	718	11	1,245

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended March 31,
	2009	2008
		(restated)
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings (loss) for the period	37	(4)
Net earnings from discontinued operations	—	(19)
Net earnings (loss) from continuing operations	37	(23)
Adjustments for
Depreciation and amortization	54	51
Losses on disposal	—	5
Impairment and other restructuring costs	3	—
Unrealized gain on financial instruments	(1)	—
Foreign exchange loss on long-term debt	—	5
Gain on purchases of senior notes	(14)	—
Future income taxes	(3)	(20)
Share of results of significantly influenced companies	(5)	(4)
Non-controlling interest	(1)	1
Others	(2)	2
	68	17
Change in non-cash working capital components	(1)	(48)
	67	(31)
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment	(40)	(41)
Increase in other assets	(3)	(1)
Cash of a joint venture and business acquisitions	—	6
	(43)	(36)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances	(32)	15
Change in revolving credit facilities	12	11
Purchases of senior notes	(14)	—
Increase in other long-term debt	22	—
Payments of other long-term debt	(1)	(1)
Redemption of common shares	(2)	(2)
Dividends	(4)	(4)
	(19)	19
Change in cash and cash equivalents during the period from continuing operations	5	(48)

Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	(3)	35

Net change in cash and cash equivalents during the period	2	(13)
Translation adjustments on cash and cash equivalents	—	6
Cash and cash equivalents - Beginning of period	11	25

Cash and cash equivalents - End of period	13	18

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended March 31,
	2009	2008

Sales
Packaging products
Boxboard
Manufacturing	180	195
Converting	181	161
Intersegment sales	(25)	(27)
	336	329
Containerboard
Manufacturing	131	154
Converting	217	227
Intersegment sales	(85)	(90)
	263	291
Specialty products
Manufacturing	86	76
Converting	61	63
Recovery and deinked pulp	59	93
Intersegment sales	(20)	(23)
	186	209

Intersegment sales	(13)	(28)
	772	801
Tissue papers
Manufacturing and converting	211	170

Intersegment sales	(13)	(12)
Total	970	959

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended March 31,
	2009	2008
Operating income (loss) before depreciation and amortization from continuing operations
Packaging products
Boxboard
Manufacturing	12	(6)
Converting	12	12
Others	(2)	(7)
	22	(1)
Containerboard
Manufacturing	35	17
Converting	7	14
Others	(7)	3
	35	34

Specialty products
Manufacturing	9	(1)
Converting	5	5
Recovery and deinked pulp	—	5
Others	(1)	—
	13	9

	70	42
Tissue papers
Manufacturing and converting	39	12

Corporate	(6)	(9)
Operating income before depreciation and amortization from continuing operations	103	45

		(restated)
Depreciation and amortization
Boxboard	(19)	(16)
Containerboard	(16)	(16)
Specialty products	(8)	(8)
Tissue papers	(9)	(8)
Corporate and eliminations	(2)	(3)
	(54)	(51)
Operating income (loss) from continuing operations	49	(6)

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended March 31,
	2009	2008

Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	4	4
Converting	8	9
	12	13
Containerboard
Manufacturing	3	2
Converting	2	4
	5	6
Specialty products
Manufacturing	1	1
Converting	1	1
Recovery and deinked pulp	8	1
	10	3

	27	22
Tissue papers
Manufacturing and converting	7	10

Corporate	1	2
Total	35	34

Purchases of property, plant and equipment included in accounts payable
Beginning of period	14	17
End of period	(9)	(10)
Total investing activities	40	41

For further information:	Source:

MEDIA	Christian Dubé
Hubert Bolduc	Vice-President and Chief Financial Officer
Vice-President, Communications and Public Affairs
(514) 912-3790

INVESTORS
Didier Filion
Director, Investor relations
(514) 282-2697